Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Silicom Ltd.:

We consent to the incorporation by reference in registration statements No. 333-149144 and No. 333-185230 on Form S-8 of Silicom Ltd. of our report dated March 18, 2013, with respect to the consolidated balance sheets of the Silicom Ltd. and its subsidiary as of December 31, 2011 and 2012, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which report appear in the December 31, 2012 annual report on Form 20-F of Silicom Ltd.

Somekh Chaikin
Certified Public Accountants (Israel)
A member firm of KPMG International

Tel Aviv, Israel
March 18, 2013